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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. )*

International Coal Group, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

45928H 10 6

(CUSIP Number)

WL Ross & Co. LLC
600 Lexington Avenue
New York, New York 10022
Attention: David L Wax
Facsimile Number: (212) 826-1100

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 18, 2005

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

CUSIP No. 45928H 10 6			Page 2 of 15

1.	Name of Reporting Person: WL Ross & Co. LLC (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 23,608,132 (1)(2)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 23,608,132 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,608,132 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.23% (2)

14.	Type of Reporting Person (See Instructions): IA

(1)	7,043,869 of the shares are held directly by WLR Recovery Fund L.P. and 16,564,263 of the shares are held directly by WLR Recovery Fund II, L.P. (collectively, the “Funds”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates LLC and WLR Recovery Associates II LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. Similarly, WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) (i) acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended, and (ii) acquisition of CoalQuest Development LLC (“CoalQuest”) pursuant to the CoalQuest Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, (i) 7,043,869 shares of common stock were issued into escrow on behalf of WLR Recovery Fund L.P. and 918,656 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable to the Funds in exchange for their shares of Anker and (ii) WLR Recovery Fund II, L.P. received 9,804,172 shares of common stock in the corporate reorganization. Under the terms of the CoalQuest Business Combination Agreement, 5,841,435 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P. the maximum number of shares issuable in exchange for its membership interests of CoalQuest. The actual number of shares issuable to the Funds in connection with the Anker and CoalQuest acquisitions is subject to adjustment based upon, in the case of Anker, 70,749,122 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering, and, in the case of CoalQuest, 51,902,675 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock as set forth on the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund L.P. would receive 5,027,038 shares of common stock and WLR Recovery Fund II, L.P. would receive 4,824,512 shares of common stock.

CUSIP No. 45928H 10 6			Page 3 of 15

1.	Name of Reporting Person: WLR Recovery Fund L.P. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,043,869 (1)(2)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,043,869 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,043,869 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.14% (2)

14.	Type of Reporting Person (See Instructions): PN

(1)	The shares are held directly by WLR Recovery Fund L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, 7,043,869 shares of common stock were issued into escrow on behalf of WLR Recovery Fund L.P., the maximum number of shares issuable to the Fund in exchange for its shares of Anker. The actual number of shares issuable to the Fund in connection with the Anker acquisition is subject to adjustment based upon 62,586,622 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock as set forth in the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund L.P. would receive 5,027,038 shares of common stock.

CUSIP No. 45928H 10 6			Page 4 of 15

1.	Name of Reporting Person: WLR Recovery Fund II, L.P. (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 16,564,263 (1)(2)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 16,564,263 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,564,263 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.09% (2)

14.	Type of Reporting Person (See Instructions): IA

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co., LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) (i) acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended, and (ii) acquisition of CoalQuest Development LLC (“CoalQuest”) pursuant to the CoalQuest Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, 918,565 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable to the Funds in exchange for their shares of Anker and 9,804,172 shares of common stock were issued to WLR Recovery Fund II, L.P. in the corporate reorganization. Under the terms of the CoalQuest Business Combination Agreement, WLR Recovery Fund II, L.P. received 5,841,435 shares of common stock, the maximum number of shares issuable in exchange for its membership interests of CoalQuest. The actual number of shares issuable to the Funds in connection with the Anker and CoalQuest acquisitions is subject to adjustment based upon, in the case of Anker, 8,162,500 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering, and, in the case of CoalQuest, 51,902,675 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock, as set forth on the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund II, L.P. would receive 4,824,512 shares of common stock.

CUSIP No. 45928H 10 6			Page 5 of 15

1.	Name of Reporting Person: WLR Recovery Associates LLC (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 7,043,869 (1)(2)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 7,043,869 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 7,043,869 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 5.14% (2)

14.	Type of Reporting Person (See Instructions): IA

(1)	The shares are held directly by WLR Recovery Fund L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Fund.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, 7,043,869 shares of common stock were issued into escrow on behalf of WLR Recovery Fund L.P., the maximum number of shares issuable to the Fund in exchange for its shares of Anker. The actual number of shares issuable to the Fund in connection with the Anker acquisitions is subject to adjustment based upon 62,586,622 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock as set forth on the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund L.P. would receive 5,027,038 shares of common stock.

CUSIP No. 45928H 10 6			Page 6 of 15

1.	Name of Reporting Person: WLR Recovery Associates II LLC (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 16,564,263 (1)(2)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 16,564,263 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 16,564,263 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 12.09% (2)

14.	Type of Reporting Person (See Instructions): IA

(1)	The shares are held directly by WLR Recovery Fund II, L.P. (the “Fund”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of WLR Recovery Associates II LLC. WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co., LLC, WLR Recovery LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds.

(2)	The shares of common stock were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) (i) acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended, and (ii) acquisition of CoalQuest Development LLC (“CoalQuest”) pursuant to the CoalQuest Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, 918,656 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable to the Funds in exchange for their shares of Anker and 9,804,172 shares of common stock were issued to WLR Recovery Fund II, L.P. in the corporate reorganization. Under the terms of the CoalQuest Business Combination Agreement, WLR Recovery Fund II, L.P. received 5,841,435 shares of common stock, the maximum number of shares issuable in exchange for its membership interests of CoalQuest. The actual number of shares issuable to the Funds in connection with the Anker and CoalQuest acquisitions is subject to adjustment based upon, in the case of Anker, 8,162,500 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering, and, in the case of CoalQuest, 51,902,675 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock, as set forth on the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund II, L.P. would receive 4,824,512 shares of common stock.

CUSIP No. 45928H 10 6			Page 7 of 15

1.	Name of Reporting Person: Wilbur L. Ross (1)		I.R.S. Identification Nos. of above persons (entities only):

2.	Check the Appropriate Box if a Member of a Group (See Instructions):
	(a)	☐
	(b)	☐

3.	SEC Use Only:

4.	Source of Funds (See Instructions): OO/PF (2)

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e): ☐

6.	Citizenship or Place of Organization: Delaware

Number of Shares Beneficially Owned by Each Reporting Person With
		7.	Sole Voting Power: -0-

		8.	Shared Voting Power: 23,608,232 (1)(2)

		9.	Sole Dispositive Power: -0-

		10.	Shared Dispositive Power: 23,608,232 (1)(2)

11.	Aggregate Amount Beneficially Owned by Each Reporting Person: 23,608,232 (1)(2)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions): ☐

13.	Percent of Class Represented by Amount in Row (11): 17.23% (2)

14.	Type of Reporting Person (See Instructions): IN

(1)	7,043,869 of the shares are held directly by WLR Recovery Fund L.P. and 16,564,263 of the shares are held directly by WLR Recovery Fund II, L.P. (collectively, the “Funds”). Wilbur L. Ross, Jr. is the Chairman and Chief Executive Officer of WL Ross & Co. LLC and the managing member of each of WLR Recovery Associates LLC and WLR Recovery Associates II LLC. WLR Recovery Associates LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund L.P. Similarly, WLR Recovery Associates II LLC is the general partner, and WL Ross & Co. LLC is the investment manager, of WLR Recovery Fund II, L.P. Accordingly, WL Ross & Co., LLC, WLR Recovery Associates LLC, WLR Recovery Associates II LLC, and Wilbur L. Ross, Jr. can be deemed to share voting and dispositive power over the shares held directly by the Funds. Wilbur L. Ross, Jr. also directly holds 100 shares of common stock.

(2)	23,608,132 of the shares of common stock were acquired by the Reporting Person in connection with the Issuer’s (a) corporate reorganization and (b) (i) acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended, and (ii) acquisition of CoalQuest Development LLC (“CoalQuest”) pursuant to the CoalQuest Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, (i) 7,043,869 shares of common stock were issued into escrow on behalf of WLR Recovery Fund L.P. and 918,656 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable to the Funds in exchange for their shares of Anker and (ii) WLR Recovery Fund II, L.P. received 9,804,172 shares of common stock in the corporate reorganization. Under the terms of the CoalQuest Business Combination Agreement, 5,841,435 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable in exchange for its membership interests of CoalQuest. The actual number of shares issuable to the Funds in connection with the Anker and CoalQuest acquisitions is subject to adjustment based upon, in the case of Anker, 70,749,122 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering, and, in the case of CoalQuest, 51,902,675 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock as set forth on the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund L.P. would receive 5,027,038 shares of common stock and WLR Recovery Fund II, L.P. would receive 4,824,512 shares of common stock.

Mr. Ross directly acquired 100 shares in the open market at $12.95 per share on November 21, 2005 in the first transaction on The New York Stock Exchange.

CUSIP No. 45928H 10 6	Schedule 13D	Page 9 of 15 Pages
Item 1.	Security and Issuer.
     This Schedule 13D relates to the common stock, par value $0.01 per share (the “Common Stock”), of International Coal Group, Inc. a Delaware corporation (the “Issuer”). The Issuer’s principal executive offices are located at 2000 Ashland Drive, Ashland, Kentucky 41101.
Item 2.	Identity and Background.

(a)	Names of Persons Filing:
1.	WL Ross & Co. LLC

2.	WLR Recovery Fund L.P.

3.	WLR Recovery Fund II, L.P.

4.	WLR Recovery Associates LLC

5.	WLR Recovery Associates II LLC

6.	Wilbur L. Ross, Jr.
(Each person listed above is a “Reporting Person” and collectively “Reporting Persons”)
(b)	Address of principal business office for each of the Reporting Persons is:

600 Lexington Avenue, 19th Floor New York, New York 10022

(c)	The principal occupation of each of the Reporting Persons is that of investment manager.

(d) - (e)	None of the Reporting Persons, has, during the last five years, (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)	Citizenship.
     As described in the Issuer’s Registration Statement on Form S-4 (File No. 333-126156), the shares of common stock acquired by the Reporting Persons are entitled to certain registration rights pursuant to registration rights agreements.
Item 3.	Source and Amount of Funds or Other Consideration.

(1)	The shares of common stock were acquired by each of the Reporting Persons in connection with the Issuer’s (a) corporate reorganization and (b) (i) acquisition of Anker Coal Group, Inc. (“Anker”) pursuant to the Anker Business Combination Agreement, dated as of March 30, 2005, as amended, and (ii) acquisition of CoalQuest Development LLC (“CoalQuest”) pursuant to the CoalQuest Business Combination Agreement, dated as of March 30, 2005, as amended. Under the terms of the Anker Business Combination Agreement, (i) 7,043,869 shares of common stock were issued into escrow on behalf of WLR Recovery Fund L.P. and 918,656 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable to the Funds in exchange for their shares of Anker and (ii) WLR Recovery Fund II, L.P. received 9,804,172 shares of common stock in the corporate reorganization. Under the terms of the CoalQuest Business Combination Agreement, 5,841,435 shares of common stock were issued into escrow on behalf of WLR Recovery Fund II, L.P., the maximum number of shares issuable in exchange for its membership interests of CoalQuest. The actual number of shares issuable to the Funds in connection with the Anker and CoalQuest acquisitions is subject to adjustment based upon, in

CUSIP No. 45928H 10 6	Schedule 13D	Page 10 of 15 Pages
the case of Anker, 70,749,122 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering, and, in the case of CoalQuest, 51,902,675 divided by the price per share at which the Issuer’s common stock is offered in its proposed public offering. If the proposed public offering does not occur by March 31, 2006, the maximum number of shares will be issued. Assuming a public offering price of $12.45 per share of common stock as set forth on the cover of the Issuer’s preliminary prospectus dated November 21, 2005, WLR Recovery Fund L.P. would receive 5,027,038 shares of common stock and WLR Recovery Fund II, L.P. would receive 4,824,512 shares of common stock.
On November 21, 2005, Wilbur L. Ross, Jr. purchased 100 shares of common stock on the open market at $12.95 per share in the first transaction on The New York Stock Exchange. Mr. Ross used personal funds to pay for these shares.

Item 4.	Purpose of Transaction.

See Item 3 immediately above.

Item 5.	Interest in Securities of the Issuer.

(a)	See Items 11 and 13 of each cover page.

(b)	See Items 8 and 10 of each cover page.

(c)	Except as described in this Schedule 13D, none of the Reporting Persons has effected any transactions in the Common Stock during the past 60 days.

(d)	To the knowledge of the undersigned, no other person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares.

(e)	Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

As described in the Issuer’s Registration Statement on Form S-4 (File No. 333-126156), the shares of common stock acquired by the Reporting Persons are entitled to certain registration rights pursuant to the registration rights agreements listed below.

Item 7.	Material to be Filed As Exhibits.

CUSIP No. 45928H 10 6	Schedule 13D	Page 11 of 15 Pages

Exhibit 1	Agreement as to Joint Filing of Schedule 13D

Exhibit 2	Disclaimer of Beneficial Ownership

Exhibit 3
Registration Rights Agreement by and between International Coal Group, Inc., WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Shepherd International Coal Holdings Inc., which is incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 15, 2005.

Exhibit 4
Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members, which is incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-124393) of the Registrant filed with the Securities and Exchange Commission on June 30, 2005.

CUSIP No. 45928H 10 6	Schedule 13D	Page 12 of 15 Pages
SIGNATURE
     After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: November 23, 2005

WL ROSS & CO. LLC
By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND L.P.
By:	WLR Recovery Associates LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY FUND II, L.P.
By:	WLR Recovery Associates II LLC,
its General Partner

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES LLC
By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

WLR RECOVERY ASSOCIATES II LLC
By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.,
its Managing Member

By:	/s/ Wilbur L. Ross, Jr.
Wilbur L. Ross, Jr.

CUSIP No. 45928H 10 6	Schedule 13D	Page 13 of 15 Pages
EXHIBIT INDEX TO SCHEDULE 13D
INTERNATIONAL COAL GROUP, INC.

Exhibit 1
Agreement between WL Ross & Co. LLC, WLR Recovery Fund II, L.P., WLR Recovery Fund III, L.P., WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr., as to joint filing of Schedule 13D.

Exhibit 2	Disclaimer of Beneficial Ownership by WL Ross & Co. LLC, WLR Recovery Associates II LLC, WLR Recovery Associates III LLC and Wilbur L. Ross, Jr.

Exhibit 3
Registration Rights Agreement by and between International Coal Group, Inc., WLR Recovery Fund II, L.P., Contrarian Capital Management LLC, Värde Partners, Inc., Greenlight Capital, Inc., and Stark Trading, Shepherd International Coal Holdings Inc., which is incorporated by reference to Exhibit 4.3 to the Registration Statement on Form S-1 (File No. 333-124393) of the Issuer filed with the Securities and Exchange Commission on June 15, 2005.

Exhibit 4
Form of Registration Rights Agreement between International Coal Group, Inc. and certain former Anker stockholders and CoalQuest members, which is incorporated by reference to Exhibit 4.4 to the Registration Statement on Form S-1 (File No. 333-124393) of the Issuer filed with the Securities and Exchange Commission on June 30, 2005.